UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE
SECOND QUARTER 2018

edenor

Edenor S.A – 2Q ‘18 Earnings Release

Results for the second quarter 2018
Ticker: EDN Ratio: 20 Class B = 1 ADR Share Cap. net of repurchases: 886 million shares | 44.3 million ADRs Market Cap. net of repurchases: ARS 41 bn | USD 1.5 bn	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
www.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5510 / 5519

Buenos Aires, Argentina, August 10, 2018. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and Gwh distributed, announces its results for the second quarter of 2018. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”).

RELEVANT EVENTS

Own Distribution Costs (CPD) Update

On July 31, 2018, ENRE Resolution No. 208/2018 approved the CPD update corresponding to the first semester of 2018, which amounts to 15.89%, applicable as from August 1, 2018 and to be implemented in two stages: 50 % as from that date, and the remaining balance, as from February 1, 2019. Furthermore, the difference in revenues generated during the August 2018 - January 2019 period will be recoverable in 6 installments to be updated according to the CPD update, as of the aforementioned date.

Moreover, the Ministry agreed to carry out the necessary administrative actions towards the regularization of the pending obligations from the Transition Period, as well as to promote the processing of issues pending resolution related to the New Framework Agreement approved by Decree N° 1.972/2004 in regards to the consumption in shantytowns.

Penalties

For the performance of investments:

On May 31, 2018 the ENRE published Resolution No. 170/2018 expressing the need to fulfill the purpose set in the RTI of improving service quality indicators, providing for the application of additional penalties should it be determined that the Company has breached the disclosed investment plan or performed it with significant delays. Consequently, it imposed a penalty for deviating from the annual investment plan (SAPIA) and the five-year RTI (SAQRTI).

Edenor S.A – 2Q ‘18 Earnings Release

For disruptions in Medium Voltage feeders:

On July 17, 2018 the ENRE published Resolution No. 198/2018 providing that, based on the controls conducted, specifically for semesters 42 (March-Aug ‘17) and 43 (Sep ‘17 – Feb ‘18), deviations from the levels established in the committed SAIDI and SAIFI paths for each semester and geographical location have been identified, exceeding in some cases the guidelines stipulated in the Concession Agreement. In view of this situation, it provided that it is necessary to take into consideration the performance of the infrastructure made available by the Company, which impacts on the quality of the service rendered to the user. Thus, it was determined that, beginning on Semester 45 (Sept ‘18 – Feb ‘19), disrupted services/user will be evaluated by the District/Locality of Medium Voltage (MV) feeders, applying the corresponding supplementary penalties.

The Company considers that neither of the above-mentioned penalties conform to the regulatory framework, and is evaluating the administrative and legal steps to take.

Share Repurchase Program

On July 11, 2018 the Company's Board of Directors resolved to early terminate the term timely stipulated for the acquisition of own shares. The own shares acquisition plan had been approved on May 10, 2018.

To reach such decision, the Board of Directors considered that its timely informed purpose had been fulfilled with the acquisition at the New York Stock Exchange (NYSE), through different transactions, of a total number of 645,891 ADRs (equivalent to 12,917,820 common Series B shares) for an amount of US$ 28.4 million, observing at all times the terms and conditions set by the Board for the acquisition of own shares, as well as the applicable regulatory framework.

Change in S&P Global Ratings

On July 10, 2018, S&P Global Ratings issued a report modifying Edenor's ratings to ‘raA+’ from ‘raAA-’, maintaining a developing outlook. The ratings review is not due to a downgrade in Edenor's ratings, but reflects a change in domestic/global ratings correlation tables.

Edenor S.A – 2Q ‘18 Earnings Release

MAIN RESULTS FOR THE SECOND QUARTER 2018

	6 Months			2nd Quarter
In millon of Pesos	2018	2017	Δ%	2018	2017	Δ%
Revenue from sales	21,265.9	11,118.3	91.3%	10,254.6	5,751.6	78.3%
Energy purchases	(11,312.2)	(5,810.5)	94.7%	(5,786.9)	(3,277.0)	76.6%
Gross margin	9,953.7	5,307.7	87.5%	4,467.7	2,474.7	80.5%
Operating expenses	(5,679.5)	(3,921.3)	44.8%	(2,990.8)	(2,045.4)	46.2%
Other operating expenses	(416.3)	(271.1)	53.6%	(208.7)	(130.5)	59.9%
Net operating income (loss)	3,857.8	1,115.4	245.9%	1,268.1	298.8	324.5%
Financial Results, net	(2,041.5)	(587.5)	247.5%	(1,511.0)	(427.4)	253.6%
Income Tax	(563.1)	(159.1)	253.9%	45.3	76.0	(40.4%)
Net income (loss)	1,253.2	368.8	239.8%	(197.6)	(52.6)	(275.6%)

Revenue from sales increased by 78.3%, to ARS 10,254.6 million, in the second quarter of 2018, against ARS 5,751.6 million in the second quarter of 2017, mainly on account of the entry into effect of all VAD updates provided for by ENRE Resolution No. 63/2017 and resulting from the RTI process, together with the bi-annual adjustments corresponding to Own Distribution Costs (CPD). Between the comparison periods, two 18% VAD updates were applied, the last one being effective as from February 1, 2018 pursuant to ENRE Resolution No. 33/2018, thus completing the total update stipulated under the RTI and granted in 3 stages. As regards CPD adjustments corresponding to cost increases during 2017, the 11.6% and 11.9% updates corresponding to the first and second semester of 2017, respectively, were applied, the latter being effective as from February 1. Additionally, the 48-installment deferred income accrued during the February 2017 - January 2018 period was incorporated into the tariff at that time, installments for a total amount of ARS 395 million being disclosed in the second quarter.

This increase in Revenue from sales has been partially offset by a 0.3% decrease in the volume of energy sales, which reached 5,344 GWh in the second term of 2018, against 5,359 GWh for the same period in 2017, mainly attributable to the 2.3% and 0.8% decreases in the demand by medium and small commercial users, respectively, on account of a drop in the consumption of goods and services. On the other hand, large users (industrial users and the wheeling system) and residential users remained unchanged compared to the same period of the previous year. In the residential segment, the lower consumption associated with an increase in bills’ prices was offset by the higher consumption on account of a lower average temperature of 2.5 °C in June. Furthermore, Edenor’s customer base increased by 2.8%. Particularly, the increase in residential customers was mainly due to regularizations resulting from the market discipline works implemented.

	2Q 2018			2Q 2017			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,281	42.7%	2,613,899	2,283	42.7%	2,529,708	(0.1%)	3.3%
Small commercial	452	8.5%	325,727	455	8.5%	328,296	(0.8%)	(0.8%)
Medium commercial	409	7.6%	32,759	418	7.8%	34,518	(2.3%)	(5.1%)
Industrial	902	16.9%	6,859	893	16.7%	6,872	0.9%	(0.2%)
Wheeling System	964	18.0%	707	976	18.3%	707	(1.2%)	0.0%
Others
Public lighting	205	3.8%	21	201	3.8%	21	1.7%	0.0%
Shantytowns and others	132	2.5%	440	132	2.5%	427	0.1%	3.0%
Total	5,344	100%	2,980,412	5,359	100%	2,900,549	(0.3%)	2.8%

* 637,214 customers have the benefit of Social Tariff

Edenor S.A – 2Q ‘18 Earnings Release

Energy purchases increased by 76.6%, to ARS 5,786.9 million, in the second quarter of 2018, against ARS 3,277.0 million for the same period in 2017, mainly due to an approximate 72.1% increase in the average price of purchases resulting from the entry into effect in December 2017 and February 2018 of the new reference seasonal prices for electricity set forth by Resolution No. 1,091/2017 of the former Secretariat of Electric Energy (“SEE”) and considering the effects of the application of the social tariff to 24.4% of residential customers. Despite this increase, the reference seasonal price for residential customers is still subsidized by the National Government, especially in the case of residential customers, where the subsidy reaches approximately 54% of the system’s average generation cost. Additionally, the energy loss rate increased from 17.2% in 2Q17 to 18.6% in 2Q18, which was mainly generated by an increase in the demand by residential customers, which is the segment with the highest rate of clandestine connections, as a result of the lower temperatures recorded in June 2018. In turn, costs associated with these losses increased by 98.9%, mainly on account of the application of the new seasonal price for its determination.

Operating expenses increased by 46.2%, reaching ARS 2,990.8 million in 2Q18, against ARS 2,045.4 million in 2Q17. This is mainly explained by: (1) a ARS 276.7 million increase in payroll and social security charges on account of salary increases totaling 22.8% and a larger average staff; (2) a ARS 234.5 million increase in fees for third-party services, mainly explained by a higher number of market discipline works associated with the losses reduction plan, higher expenses in pruning, changes of posts, the gathering of data on anomalies, street safety works and the repair of sidewalks, as well as higher expenses associated with the distribution of bills and physical surveillance costs; (3) a ARS 214.2 million increase in penalties, of which ARS 130.0 million correspond to compensations under ENRE Resolution No. 118/2018 on account of extraordinary service disruptions to residential users during semester 43; and (4) lastly, the ARS 81.5 million increase in the allowance for the impairment of trade and other receivables due to a change in criteria resulting from the application of IFRS 9 and a higher bad debt.

	6 Months			2nd Quarter
In million of pesos	2018	2017	Δ%	2018	2017	Δ%
Salaries, social security taxes	(2,229.3)	(1,958.5)	14%	(1,193.7)	(917.0)	30%
Pensions Plans	(75.1)	(50.3)	49%	(37.6)	(25.2)	49%
Communications expenses	(131.1)	(110.0)	19%	(70.0)	(60.0)	17%
Allowance for the impairment of trade and other receivables	(335.0)	(124.4)	169%	(155.5)	(74.0)	110%
Supplies consumption	(217.2)	(160.6)	35%	(107.9)	(100.2)	8%
Leases and insurance	(67.4)	(54.5)	24%	(33.7)	(29.8)	13%
Security service	(94.8)	(75.4)	26%	(50.0)	(38.5)	30%
Fees and remuneration for services	(1,206.3)	(759.2)	59%	(621.8)	(387.2)	61%
Public relations and marketing	(5.0)	(9.2)	(46%)	(2.8)	(5.5)	(50%)
Advertising and sponsorship	(2.6)	(4.8)	(46%)	(1.4)	(2.8)	(50%)
Reimbursements to personnel	(0.2)	(0.3)	(35%)	(0.1)	(0.2)	(31%)
Depreciation of property, plant and equipment	(263.7)	(199.9)	32%	(135.4)	(102.5)	32%
Directors and Supervisory Committee members’ fees	(8.5)	(6.2)	37%	(4.3)	(3.3)	29%
ENRE penalties	(826.0)	(285.0)	190%	(450.8)	(236.6)	91%
Taxes and charges	(214.8)	(120.7)	78%	(124.8)	(61.4)	103%
Other	(2.5)	(2.0)	24%	(1.0)	(1.3)	(20%)
Total	(5,679.5)	(3,921.3)	45%	(2,990.8)	(2,045.4)	46%

Edenor S.A – 2Q ‘18 Earnings Release

Financial results experienced a 253.6% increase in its loss, with ARS 1,511.0 million losses in the second quarter of 2018, against ARS 427.4 million losses for the same period in 2017, mainly due to an acceleration in the domestic currency depreciation rate against the U.S. dollar’s net position, which caused a total negative impact in the amount of ARS 986.9 million on account of foreign exchange rate variations; higher commercial interest from the debt with CAMMESA in the amount of ARS 154.2 million; and a ARS 38.6 million increase in interest, also as a result of the increase in the exchange rate. These negative effects have been partially offset by the positive impact of the ARS 58.3 million increase on account of higher commercial and financial interest and a ARS 44.0 million increase in the fair value of financial assets.

Net income has experienced a ARS 145.0 million decrease, recording losses for ARS 197.6 million profit in the second quarter of 2018, against losses for ARS 52.6 million for the same period in 2017, mainly due to increased losses in financial results as a result of the higher devaluation of the peso, which was partially offset by an increase in the gross margin resulting from the tariff update under the RTI.

Adjusted EBITDA

The adjusted EBITDA increased to a profit of ARS 1,583.9 million in the second quarter of 2018, ARS 1,246.7 million higher than in the same period in 2017, which reflects the reconstruction of the economic and financial equation of the utility under concession. Adjustments correspond to penalties under ENRE Resolution No. 118/2018 applicable to the periods of September 2017-February 2018 and April-June 2017, and commercial interests.

In millon of Pesos	2Q 2018	2Q 2017	∆ %
Net operating income	1,268.1	298.8	324%
Depreciation of property, plant and equipment	135.4	102.5	32%
EBITDA	1,403.5	401.2	250%
Penalties - Res. No 118/2018	130.0 *	(87.2) **	NA
Commercial Interests	50.3	23.1	118%
Adjusted EBITDA	1,583.9	337.2	370%

* Correspond to penalties of the Semester 43 (Sep'17-Feb '18)
** Correspond to penalties of Apr-Jun '17

Edenor S.A – 2Q ‘18 Earnings Release

Capital Expenditures

Edenor’s capital expenditures during the second quarter of 2018 totaled ARS 1,387.1 million, compared to ARS 975.4 million in the second quarter of 2017. Our investments mainly consisted of the following:

         •            ARS 222.1 million in new connections;

         •            ARS 633.1 million in grid enhancements;

         •            ARS 351.4 million in maintenance;

         •            ARS 21.6 million in legal requirements;

         •            ARS 96.8 million in communications and telecontrol;

         •            ARS 62.1 million in other investment projects.

The increase in investments results from the ambitious plan devised by Edenor for the 2017-2021 period, which focuses on investments optimizing service quality levels in accordance with the quality curves required in the RTI by the regulatory agency

Edenor S.A – 2Q ‘18 Earnings Release

Energy Losses

In the second quarter of 2018, energy losses experienced an 18.6% increase, against 17.2% for the same period in 2017. Price increases for 2017 and 2018 provided for by Resolutions No. 603/2017 and No. 33/2018, which reach approximately 74%, have generated a greater incentive to fraud by certain customers. This effect, added to the impact of average temperatures that were 2.5 °C lower in June, generated a 116 Gwh increase in the level of losses in physical units. Likewise, the rise in the average energy purchase price increases the value in pesos of these losses.

Furthermore, in 2Q18 the Company continued taking different actions to reduce energy losses on two fronts: on the one hand, Market Discipline actions (DIME) were intensified aiming to detect and normalize irregular connections and electricity theft and frauds and, on the other hand, there was an increase in the installation of Inclusion Meters (Energy Integrated Meter, MIDE) to foster consumption self-management and the integration of users not having a regular income, at the same time encouraging consumption reduction and the prevention of irregular connections which impact on the safety of customers. The company expects to intensify these actions until reaching expected levels with the purpose of meeting the outlined loss reduction goals.

Indebtedness

As of June 30, 2018, the outstanding principal of our dollar-denominated financial debt amounts to USD 226.4 million, while the net debt amounts to USD 18.2 million. The financial debt consists of USD 176.4 million corresponding to Corporate Bonds maturing in 2022 (USD 300,000 of which are held by the company), and USD 50 million to the bank loan taken out with the Industrial and Commercial Bank of China Dubai (ICBC) Branch for a term of 36 months.

On April 12, 2018, the Company entered into a hedge transaction with Citibank London branch with the purpose of locking the financial cost of the loan granted by ICBC, which is subject to a variable rate, during the October 2018-October 2020 interest payment period. Thus, all the Company’s financial liabilities are disclosed at a fixed rate.

Edenor S.A – 2Q ‘18 Earnings Release

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 8.5 million people and an area of 4,637 sq. km. In 2017, Edenor sold 22,503 GWh of energy and purchased 25,950 GWh (including wheeling system demands), with revenue from sales of approximately ARS 24 billion and net income of ARS 682 million.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

 (C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Conference Call Information

2Q 2018 EARNINGS CONFERENCE CALL	To Join the conference call, please click HERE

There will be a conference call to discuss Edenor’s quarterly results on Monday, August 13, 2018, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(877) 317-6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina. Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com ; www.cnv.gob.ar

Edenor S.A – 2Q ‘18 Earnings Release

Condensed Interim Statements of Financial Position

 as of June 30, 2018, and December 31, 2017

In million of Argentine Pesos	06.30.2018	12.31.2017		06.30.2018	12.31.2017
	AR$	AR$		AR$	AR$

ASSETS			EQUITY

Non-current assets			Share capital	886.0	898.7
Property, plant and equipment	16,850.6	14,812.0	Adjustment to share capital	394.1	399.5
Interest in joint ventures	0.4	0.4	Additional paid-in capital	39.3	31.6
Deferred tax asset	1,588.2	1,187.0	Treasury stock	20.4	7.8
Other receivables	38.6	42.4	Adjustment to treasury stock	13.9	8.6
Total non-current assets	18,477.9	16,041.9	Adquisition cost of own shares	(728.0)	-
			Legal reserve	73.3	73.3
Current assets			Opcional reserve	176.1	176.1
Inventories	614.0	391.9	Other comprehensive loss	(28.1)	(28.1)
Other receivables	163.6	200.6	Accumulated losses	686.6	(506.5)
Trade receivables	7,462.5	5,678.9	TOTAL EQUITY	1,533.7	1,060.9
Financial assets at fair value through profit or loss	4,710.2	2,897.3
Financial assets at amortized cost	511.4	11.5
Derivative financial instruments	-	-	LIABILITIES
Cash and cash equivalents	745.4	82.9	Non-current liabilities
Total current assets	14,207.2	9,263.0
			Trade payables	268.6	240.9
			Other payables	6,461.2	6,034.2
TOTAL ASSETS	32,685.1	25,304.9	Borrowings	6,491.6	4,191.7
			Deferred revenue	263.7	194.6
			Salaries and social security payable	136.2	119.7
			Benefit plans	354.4	323.6
			Provisions	804.5	598.1
			Total non-current liabilities	14,780.2	11,702.7

			Current liabilities
			Trade payables	12,234.6	9,195.3
			Other payables	845.8	370.4
			Borrowings	104.2	71.2
			Derivative financial instruments	-	0.2
			Deferred revenue	4.5	3.4
			Salaries and social security payable	974.1	1,220.1
			Benefit plans	31.4	31.4
			Tax payable	1,011.0	466.7
			Tax liabilities	1,015.0	1,053.5
			Provisions	150.7	129.3
			Total current liabilities	16,371.2	12,541.3
			TOTAL LIABILITIES	31,151.4	24,244.0

			TOTAL LIABILITIES AND EQUITY	32,685.1	25,304.9

Edenor S.A – 2Q ‘18 Earnings Release

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended June 30, 2018 and 2017

In millon of Argentine Pesos	06.30.2018	06.30.2017
	AR$	AR$

Continuing operations
Revenue	21,265.9	11,118.3
Electric power purchases	(11,312.2)	(5,810.5)
Subtotal	9,953.7	5,307.7
Transmission and distribution expenses	(3,325.5)	(2,265.3)
Gross loss	6,628.2	3,042.4
Selling expenses	(1,465.9)	(1,019.0)
Administrative expenses	(888.1)	(637.0)
Other operating expense, net	(416.4)	(271.1)
Operating Loss (Profit)	3,857.8	1,115.4
Financial income	209.1	118.4
Financial expenses	(1,048.2)	(718.8)
Other financial expense	(1,202.4)	12.9
Net financial expense	(2,041.5)	(587.5)
Loss (profit) before taxes	1,816.4	527.9

Income tax	(563.1)	(159.1)
Loss (Profit) for the period	1,253.2	368.8

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	1.40	(1.33)

Edenor S.A – 2Q ‘18 Earnings Release

Condensed Interim Statements of Cash Flows

for the three-month periods ended June 30, 2018 and 2017

In millon of Argentine Pesos	06.30.2018	06.30.2017
	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	1,253.2	368.8
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	3,529.5	1,222.2

Changes in operating assets and liabilities:
Increase in trade receivables	(1,930.6)	(842.4)
Dencrease in trade payables	2,437.9	617.3
Income Tax Payment	(338.8)	-
Others	-10.1	-235.4

Net cash flows provided by operating activities	4,941.1	1,130.4

Net cash flows used in investing activities	(3,361.4)	(1,033.5)

Net cash flows used in financing activities	(936.6)	(132.9)

Net (decrease) increase in cash and cash equivalents	643.1	(36.1)

Cash and cash equivalents at beginning of year	82.9	258.6
Exchange differences in cash and cash equivalents	19.5	(2.1)
Net decrease in cash and cash equivalents	643.1	(36.1)
Cash and cash equivalents at the end of period	745.4	220.4

Supplemental cash flows information
Non-cash operating, investing and financing activities
Financial costs capitalized in property, plant and equipment	(232.8)	(125.9)
Acquisitions of property, plant and equipment through increased trade payables	(224.4)	(199.3)

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5510 / 5519

Edenor S.A – 2Q ‘18 Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 8, 2018